UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-146407

Oro Volcanico Corp.

 (Exact name of registrant as specified in its charter)

1 Place Ville Marie – Suite 2821

Montreal, Qubec H3B 4R4, Canada

Telephone: (514) 286-1999

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.0001 Per Share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)       [  ]

Rule 12g-4(a)(2)       [  ]

Rule 12h-3(b)(1)(i)   [x]

Rule 12h-3(b)(1)(ii)  [  ]

Rule 15d-6                [  ]

Approximate number of holders of record as of the certification or notice date:   36

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Oro Vocanico Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 24, 2009

By:         /s/ Francis Mailhot

                Name: Francis Mailhot

Title: President